SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                           For the month of: July 2005



                               Given Imaging Ltd.
                               ------------------
               (Exact name of registrant as specified in charter)



                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
                   -------------------------------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       ---



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                        No   X
                               --                          --
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                                EXPLANATORY NOTE

     On July 28, 2005, Given Imaging Ltd. (the "Company") issued a press release announcing second quarter and first half results for the period ended June 30, 2005. Copies of the press release and the Company's unaudited interim consolidated financial statements as of June 30, 2005 are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

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

                            SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       GIVEN IMAGING LTD.


Date: July 28, 2005                    By:  /s/ Ido Warshavshi
                                            -----------------------------------
                                            Name:   Ido Warshavski
                                            Title:  General Counsel & Corporate
                                                    Secretary

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                                  EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit   Description
-------   -----------

99.1 Press release dated July 28, 2005, announcing second quarter and first half results for the period ended June 30, 2005

99.2 Unaudited interim consolidated financial statements of Given Imaging Ltd. as of June 30, 2005

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